[STUBBS ALDERTON & MARKILES LLP LETTERHEAD]

                                             JOSEPH STUBBS
                                             Partner
                                             Direct
                                             Voice        818.444.4507
                                             Direct Fax   818.474.8607
                                             Mobile       626.926.6018
                                             E-Mail       jstubbs@biztechlaw.com


December 9, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         RE:      KIWA BIO-TECH PRODUCTS GROUP CORPORATION
                  RESPONSES TO STAFF COMMENTS OF DECEMBER 7, 2004
                  WITH RESPECT TO:
                  AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2 FILE NO. 333-117868, FILED NOVEMBER 23, 2004

Ladies and Gentlemen:

         On behalf of Kiwa Bio-Tech Products Group Corporation (the "COMPANY"), we hereby provide supplementally the following responses in reply to the Staff's comment letter, dated December 7, 2004 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

FORM SB-2

EMPLOYMENT AGREEMENTS, PAGE 49

         1. WE NOTE YOUR RESPONSE TO COMMENT 28 AND REISSUE THE COMMENT IN PART. PLEASE DESCRIBE ANY RESTRICTIVE COVENANTS AND OBLIGATIONS UNDER EACH OF THE AGREEMENTS YOU DESCRIBE IN THIS SECTION.

         In response to the Staff prior comments, the Company included descriptions of the material terms and employment agreements between the Company and each of Lian-jun Luo and Qu Bin in the Executive Compensation section of Amendment No. 2 to the SB-2 Registration Statement. In addition, the Company filed copies of the employment agreements as Exhibit 10.13 and Exhibit 10.14 to Amendment No. 2 to the SB-2.

         The Company believes that all material terms and obligations of the Company under the employment agreements have been disclosed in Amendment No. 2. The


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Securities and Exchange Commission
December 9, 2004
Page 2


included disclosures describe the term of the agreements, compensation and severance payment obligations. There are no other material covenants or obligations of the Company under either of these employment agreements.

         We supplementally note that each of the employment agreements do contain covenants of the employee which are standard and customary for employment agreements. These covenants include a covenant on behalf of the employee not to compete with the Company or solicit the Company's employees during the term of employment and covenants of confidentiality and nondisclosure of Company proprietary information. The Company respectfully asserts that no further disclosure in the SB-2 Registration Statement is necessary with respect to the employment agreements at this time. However, the Company will include disclosure of these employee covenants contained in the employment agreement in the next Prospectus Supplement or Post-Effect Amendment to the SB-2 Registration Statement.




         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4507.

                                                     Sincerely,

                                                     /s/ V. Joseph Stubbs
                                                     ---------------------------
                                                     V. Joseph Stubbs

Enclosures
cc:      James Zhan